UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jameson Stanford Resources Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

470463100
(CUSIP Number)

Laura E. Anthony, Esquire 330 Clematis Street, Suite 217 West Palm Beach, FL 33401 (561) 514-0936
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit Capital USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,007,776
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,007,776
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,007,776
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) This percentage is calculated based on 15,644,729 shares of Common Stock outstanding as of November 14, 2014, as disclosed in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 18, 2014.

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of Jameson Stanford Resources Corporation, a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 605 West Knox Road, #202, Tempe, Arizona 85284.

Item 2. Identity and Background.

(a)	Summit Capital USA, Inc. (“Summit”)

(b)	Business Address: 605 West Knox Road, #202, Tempe, Arizona 85284-3804

(c)	Summit’s principal business is merchant banking and strategic business advisory services.

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

Summit acquired 1,250,000 shares of Common Stock pursuant to a grant by the Issuer to Summit on November 25, 2014. In addition, in October 2014 and November 2014, Summit sold an aggregate of 95,667 shares of Common Stock.

Item 4. Purpose of Transaction.

Summit holds the Issuer’s securities for investment purposes. Summit intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock.

Summit does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Summit beneficially owns 3,007,776 shares of Common Stock, representing approximately 19.2% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 15,644,729 shares of Common Stock outstanding as of November 14, 2014, as disclosed in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 18, 2014.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Summit has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	Summit acquired 1,250,000 shares of Common Stock pursuant to a grant by the Issuer to Summit on November 25, 2014. In addition, Summit effected the following sales of Common Stock in October and November 2014 through open market and private sales transactions:

Date Sold	No. of Shares Sold	Price per Share
October 9, 2014 (1)	10,000	$0.800
October 20, 2014 (2)	11,667	$0.600
October 22, 2014 (1)	15,000	$0.760
October 29, 2014 (2)	15,000	$0.700
November 11, 2014 (1)	22,000	$0.802
November 14, 2014 (1)	10,000	$0.950
November 20, 2014 (1)	12,000	$0.900

(1) Open market transaction. (2) Private transaction.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. Summit: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issue

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2014

By:	/s/ Gregg C.E. Johnson
Name/Title: Gregg C.E. Johnson, CEO
Summit Capital USA, Inc.